VF 3-9-05

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH, D.C. 213

05036160

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sawtooth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 W. Main St. #320
(No. and Street)

Boise, ID 83702
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Mecham 208-331-0767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein and Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th St.; Suite 1600; Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TH 3/14

OATH OR AFFIRMATION

I, Scott Mecham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sawtooth Securities, LLC, as of December 31, 2004, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

TANNAN FLORA NOTARY PUBLIC STATE OF IDAHO

[signature]
Signature

President / CEO
Title

Tannan Flora
Notary Public exp 5/11/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Members
Sawtooth Securities, LLC
Boise, Idaho

We have audited the accompanying statements of financial condition of Sawtooth Securities, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in members' equity (deficit), cash flows and changes in subordinated borrowings for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sawtooth Securities, LLC, as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II of Sawtooth Securities, LLC, as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein + Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 14, 2005

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

SAWTOOTH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
ASSETS:		
Cash and cash equivalents	$ 78,728	$ 49,983
Deposits with clearing organizations (cash)	25,134	25,141
Commissions and fees receivable	34,848	53,122
TOTAL ASSETS	$ 138,710	$ 128,246
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
LIABILITIES:		
Accounts payable and accrued expenses	$ 32,529	$ 33,862
Accrued interest	52,206	33,222
LINE-OF-CREDIT	23,367	25,000
SUBORDINATED BORROWINGS	237,250	237,250
Total liabilities	345,352	329,334
MEMBERS EQUITY (DEFICIT)	(206,642)	(201,088)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 138,710	$ 128,246

See accompanying notes to these financial statements

SAWTOOTH SECURITIES, LLC

STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2004	2003
Operating Revenues:		
Commissions, clearing services, and other	$ 862,175	$ 499,067
Operating Expenses:		
Commissions	598,774	318,294
Management fee	35,500	54,000
Interest	20,495	20,698
Other operating expenses	212,960	104,113
Total operating expenses	867,729	497,105
Net Income (Loss)	$ (5,554)	$ 1,962

See accompanying notes to these financial statements

SAWTOOTH SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

FOR THE PERIOD FROM JANUARY 1, 2003 THROUGH DECEMBER 31, 2004

	TOTAL
BALANCE, January 1, 2003	$ (223,050)
Capital contributions	20,000
Net income	1,962
BALANCE, December 31, 2003	(201,088)
Net loss	(5,554)
BALANCE, December 31, 2004	$ (206,642)

See accompanying notes to these financial statements

SAWTOOTH SECURITIES, LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2004	For the Years Ended December 31, 2003
Operating Activities:		
Net income (loss)	$ (5,554)	$ 1,962
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions and fees receivable	18,274	(44,269)
Deposits	7	166
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(1,333)	14,804
Accrued interest	18,984	33,222
Net cash provided by operating activities	30,378	5,885
Financing Activities:		
Repayments on line of credit	(1,633)	–
Partnership capital contribution	–	20,000
Net cash provided by (used in) financing activities	(1,633)	20,000
Net Increase in Cash and Cash Equivalents	28,745	25,885
Cash and Cash Equivalents, at beginning of year	49,983	24,098
Cash and Cash Equivalents, at end of year	$ 78,728	$ 49,983
Supplemental Cash Flow Information:		
Cash paid for interest	$ 1,572	$ –

See accompanying notes to these financial statements

SAWTOOTH SECURITIES, LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE PERIOD FROM JANUARY 1, 2003 TO DECEMBER 31, 2004

SUBORDINATED BORROWINGS, January 1, 2003	$ 237,250
CHANGES:	
Payment of subordinated borrowings	–
Issuance of subordinated borrowings	–
SUBORDINATED BORROWINGS, December 31, 2003	237,250
CHANGES:	
Payment of subordinated borrowings	–
Issuance of subordinated borrowings	–
SUBORDINATED BORROWINGS, December 31, 2004	$ 237,250

See accompanying notes to these financial statements

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Organization and Nature of Operations – The financial statements present the accounts of Sawtooth Securities, LLC (the Company), a full-service brokerage house which comprises several classes of service, including principal transactions and agency transactions. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm (Clearing Broker) to provide security clearance services and customer account maintenance. Pursuant to its agreement with the Clearing Broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions – Proprietary and customer security transactions are generally recorded on trade date.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes – No income tax provision is included in the accompanying financial statements, since the taxable income or loss of the Company is required to be reported in the income tax return of the members.

2. **RELATED PARTY TRANSACTIONS:**

Rent and management fees of $40,877 and $58,532 were paid in 2004 and 2003, respectively, to an officer for office space and services provided in connection with management of the Company.

3. **SUBORDINATED BORROWINGS FROM SHAREHOLDERS:**

The borrowings under subordination agreements at December 31, 2004 and 2003 are as follows:

	2004	2003
Subordinated borrowings from the Company's 60% shareholder, at 8% interest, due on April 30, 2008, collateralized by all assets of the Company.	$ 237,250	$ 237,250

As of December 31, 2004 and 2003, accrued interest on subordinated borrowings is $52,206 and $33,222, respectively. The subordinated borrowings and related accrued interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

4. COMMITMENTS:

Line-of-Credit – The Company has a line-of-credit with a bank bearing interest at the prime rate plus 1% (6.50% at December 31, 2004). The line-of-credit is subject to annual renewals in April of each year. Borrowings under the line-of-credit are collateralized by all rights, title and interest in all monies, instruments, savings, checking and other deposit accounts that are in the lender's custody and by all assets of the Company. It is also personally guaranteed by the members. The outstanding balance at December 31, 2004 and 2003 was $23,367 and $25,000, respectively.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK:

In the normal course of business, the Company's activities with customers (either its own or those of correspondents) involve the execution, settlement and indirect financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event customers are unable to fulfill their contracted obligations.

6. CONCENTRATION OF CREDIT RISKS:

The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company.

7. MINIMUM NET CAPITAL REQUIREMENT:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule at December 31, 2004. The Company had net capital of $82,680, which was $77,680 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.68 to 1.

SCHEDULE I

SAWTOOTH SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

MEMBERS' EQUITY (DEFICIT)	$ (206,642)
ADD:	
Subordinated borrowings and related accrued interest allowable in computation of net capital	289,456
NONALLOWABLE ASSETS	(134)
NET CAPITAL	$ 82,680
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 55,896
Percentage of aggregate indebtedness to net capital	68%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 3,726
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$ 77,680

The computation of net capital included in the Company's Form X-17A-5 (Focus Report, Part II) as of December 31, 2004 does not differ materially from the above presentation.

SCHEDULE II

SAWTOOTH SECURITIES, LLC

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2004

Sawtooth Securities, LLC is exempt from Securities and Exchange Commission Rule 15c3-3 under subsection k2(ii).

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

February 14, 2005

Managing Members
Sawtooth Securities, LLC
Boise, Idaho

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Sawtooth Securities, LLC (the Company) for the year ended December 31, 2004, on which we have issued our report dated February 14, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein & Associates LLP

HEIN & ASSOCIATES LLP